

February 18, 2011

Andrew L. Pearlman
President and Chief Executive Officer
Medgenics, Inc.
8000 Towers Crescent Drive, Suite 1300
Vienna, VA 22182

> **Re: Medgenics, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 17, 2011**
> **File No. 333-170425**

Dear Dr. Pearlman:

We have reviewed your amended registration statement and response letter, each filed February 17, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please explain to us why the estimated initial public offering price is significantly lower than the current value for your common stock on the AIM Market.

Capitalization, page 33

2. Please revise your disclosure to include the number of shares to be issued upon the conversion of the 2010 Debentures. The amount of 906,667 shares has been included in Summary Financial Data on page 11 and elsewhere throughout the filing.

3. Please disclose the amounts for total capitalization in the table.

4. Please refer to our prior comment 19 from our letter dated December 2, 2010. Please confirm how the pro forma information for the 2009 Debentures reflects the effect of the discount or incremental warrant issuance.

Andrew L. Pearlman
Medgenics, Inc.
February 18, 2011
Page 2

<u>Dilution, page 35</u>

5. Please explain why the amount disclosed in the table for historical net tangible book value per share of $(0.80) does not agree to the amount disclosed in the second paragraph of $(1.34).

6. Please tell us the amount of pro forma net tangible book value that was used to calculate the pro forma net tangible book value per share before the offering. Please explain why the Capitalization table now has only one pro forma column as opposed to a Pro Forma and a Pro Forma As Adjusted column as you disclosed in Amendment No. 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gretchen Anne Trofa, Esq.
        Barack Ferrazzano Kirschbaum & Nagelberg LLP
        200 West Madison Street
        Suite 3900
        Chicago, IL 60606